UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-11862

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

           For Period Ended:                            December 31, 2005

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to
which the notification relates:                      N/A

PART I
REGISTRANT INFORMATION

Full name of registrant                  Interpool, Inc.
Former name if applicable

211 College Road East

Address of principal executive office (Street and number)

Princeton, New Jersey 08540

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	| | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Interpool, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) on March 16, 2006 because of delays in the completion of its financial statements and related portions of the 2005 Form 10-K, which delays could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to complete and file the 2005 Form 10-K by the fifteenth calendar day following the prescribed due date.

          The following have delayed the completion by the Company of its financial statements and related portions of the 2005 Form 10-K:

•	On March 14, 2006, the Company and a wholly owned subsidiary entered into an agreement to sell a substantial majority of the Company’s operating lease portfolio of standard dry marine cargo containers, together with the rights under existing customer leases for this equipment, to a third party. Because this transaction, and the related arrangements for future management of these assets, required significant time and attention of Company management, including its Chief Executive Officer and its Chief Financial Officer, as well as other employees involved in financial reporting, the Company was unable to complete the preparation of its 2005 financial statements prior to March 16, 2006.

•	As part of management’s evaluation of the Company’s internal control over financial reporting as of December 31, 2005, the Company has been extensively testing the effectiveness of internal controls and of changes in internal controls that were made during 2005. However, the Company has not yet completed all such testing necessary for management to express an opinion on the effectiveness of internal controls as of December 31, 2005.

•	The Company’s 50% subsidiary, Container Applications International, Inc. (“CAI”), has outstanding preferred stock held by certain key employees. In connection with the preparation of the Company’s 2002 financial statements, it was determined that these preferred shares were subject to variable accounting treatment, with any changes in the fair value of the preferred stock being recorded as compensation expense. However, no such compensation expense was recorded for the years ended December 31, 2002, 2003 or 2004 because the fair value of the CAI preferred shares at the end of each of these periods was believed not to exceed the value of the preferred shares at the time the options were originally granted. Company management is now reconsidering the methodology used in determining the valuation of the CAI preferred shares as of December 31, 2002, 2003 and 2004 and its impact on previously reported net income for those periods. Management currently believes that the effect on net income of any such change to the valuation of the preferred shares would be limited to a reduction to reported net income for 2003 and 2004 of approximately $1,298,000 in the aggregate, which management currently believes will be recorded in the Company’s consolidated financial statements for the year ended December 31, 2005.

•	The Company is expending significant time and resources in connection with the required management evaluation of internal control over financial reporting. While the related review process continues, the Company expects to disclose the following material weaknesses in aspects of its internal control over financial reporting in the 2005 Form 10-K: the lack of adequate technical expertise relating to accounting for derivative instruments, fees associated with modifications of revolving credit facilities, and the valuation of CAI’s preferred shares (as noted above); the lack of adequate procedures for the review of financial statements of the Company’s 50%-owned subsidiary CAI and for assessing the effectiveness of certain internal controls; and the lack of sufficient security policies and procedures with respect to information technology. The 2005 Form 10-K will also contain a discussion of remedial measures that the Company has taken with respect to any such weaknesses.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

James F. Walsh	(609) 452-8900

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes |_|No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|Yes |_|No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As of the date of filing of this Form 12b-25, the Company does not expect to report any significant changes in results of operations for the year ended December 31, 2005, as compared to the year ended December 31, 2004, except for an increase in net income from $7.9 million in 2004 to approximately $60 million in 2005, due primarily to the combined impact of (i) an approximately $18 million decrease in the valuation of the Company’s common stock purchase warrants during 2005 as compared to the $49.2 million increase in the valuation of such warrants during 2004, (ii) a $13.0 million pre-tax gain recognized during 2005 as a result of the sale of a non-transportation company in which the Company held a minority equity position, and (iii) an increase in the provision for income taxes of approximately $17 million for 2005 as compared with 2004, primarily due to taxes incurred in connection with a $305.0 million repatriation distribution made to the Company in December 2005 by its Barbados subsidiary Interpool Limited pursuant to the American Jobs Creation Act of 2004.

Interpool, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2006	By: /s/ James F. Walsh James F. Walsh, Executive Vice President and Chief Financial Officer